                           CERTIFICATE OF AMENDMENT
                                      OF
                         CERTIFICATE OF INCORPORATION
                                      OF
                              DIGITAL RIVER, INC.

     DIGITAL RIVER, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify as follows:

     FIRST:  The name of the corporation is DIGITAL RIVER, INC.

     SECOND: The original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on September 25, 1997. A Certificate of Amendment to the Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 21, 1998.

     THIRD: The following amendment to the Certificate of Incorporation was duly adopted in accordance with the provisions of Sections 141(f) and 242 of the General Corporation Law of the State of Delaware (the "General Corporation Law") by resolutions duly adopted by the Board of Directors of this Corporation and was approved by the stockholders as provided in Section 228 of the General Corporation Law.

     FOURTH: The heading and first paragraph of Article 4 of the Certificate of Incorporation is hereby deleted in its entirety and replaced with the following:

                                  "ARTICLE 4.

                                 CAPITAL STOCK

          The Corporation is authorized to issue sixty six million six hundred sixty six thousand six hundred sixty seven (66,666,667) shares of all classes, consisting of (i) sixty five million one hundred sixty six thousand six hundred sixty seven (65,166,667) shares of Common Stock, One Cent ($.01) per share par value (the "Common Stock"), and (ii) one million five hundred thousand (1,500,000) shares of Preferred Stock, One Cent ($.01) per share par value (the "Preferred Stock"), to be held, sold, and paid for at such times and in such manner as the Board of Directors may from time to time determine, in accordance with the laws of the State of Delaware. Upon the filing of this Certificate of Amendment, every two (2) shares of Common Stock outstanding shall be combined into three (3) shares of Common Stock; provided, however, that the Corporation shall issue no fractional shares of Common Stock, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to the fair market value of such fractional share. Of the Preferred Stock, one million five hundred thousand (1,500,000) shares shall be designated as "Series A Preferred Stock." The Series A Preferred Stock shall have the following designations, preferences, and other rights:"

     IN WITNESS WHEREOF, DIGITAL RIVER, INC. has caused this Certificate of Amendment of Certificate of Incorporation to be signed by its President and Chief Executive Officer and Secretary in Edina, Minnesota this _____day of August, 1998.



                                      DIGITAL RIVER, INC.


                                      ---------------------------------------
                                      Joel Ronning
                                      President and Chief Executive Officer


Attest:


------------------------------
Name:     Gregory R. Smith
Title:    Secretary